UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of September 2003

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934 Yes  ☐  No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the revised unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on June 30, 2003, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on August 7, 2003.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, August 7, 2003

Sirs

Comisión Nacional de Valores

Present.-

Attention: Dra. Aida Lamus

President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the revised unaudited Financial Statements as of and for the period ended June 30, 2003, which includes its respective notes, that are presented comparative to the previous year ago period (2002).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Gustavo Antonetti
Gustavo Antonetti
Strategic Planning and Investor Relations Manager
Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA

(CANTV) AND SUBSIDIARIES

Consolidated financial statements

as of June 30, 2003 and 2002

and for the six months ended

June 30, 2003 and 2002

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars)

	June, 30
	2003	2002
		(Restated)
ASSETS
CURRENT ASSETS:
Cash and temporary investments	607.727	552.168
Accounts receivable, net	393.408	559.560
Accounts receivable from Venezuelan Government entities	90.337	121.536
Inventories and supplies, net	58.096	52.066
Other current assets	32.719	37.016

Total current assets	1.182.287	1.322.346
Property, plant and equipment, net	3.797.303	4.403.971
Cellular concession, net	149.128	154.278
Other assets	369.429	338.566

Total assets	5.498.147	6.219.161

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	198.390	150.502
Accounts payable	374.243	403.554
Accrued employee benefits	92.634	94.276
Short-term pension and other post-retirement benefit obligations	50.450	46.406
Deferred revenue	86.311	87.373
Other current liabilities	263.312	264.267

Total current liabilities	1.065.340	1.046.378
LONG-TERM LIABILITIES:
Long-term debt	194.062	450.038
Pension and other post-retirement benefit obligations	677.868	820.708

Total liabilities	1.937.270	2.317.124

Minority interests	2.786	3.985

STOCKHOLDERS’ EQUITY:
Capital stock inflation adjusted (equivalent to nominal capital stock of Bs. 34,173)	1.952.742	1.952.742
Additional paid-in capital	30.809	30.809
Retained earnings	1.336.821	1.663.096
Legal reserve	247.748	247.748
Employees benefits shares	(75.698)	(78.787)
Other adjustments	65.669	82.444

Total stockholders’ equity	3.558.091	3.898.052

Total liabilities and stockholders’ equity	5.498.147	6.219.161

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars, except information per share and per ADS)

	Period of six months ended June 30,
	2003	2002
		(Restated)
OPERATING REVENUES:
Local and domestic long distance usage	260.451	336.517
Basic rent	245.067	253.099

Local and domestic long distance	505.518	589.616

International long distance	45.044	67.502
Net settlements	5.547	9.223

International long distance	50.591	76.725
Fixed to mobile outgoing calls	253.791	330.537
Interconnection incoming	34.681	20.936
Other wireline-related services	177.313	127.976

Total wireline services	1.021.894	1.145.790
Wireless services	319.478	344.929
Other	62.140	56.555

Total operating revenues	1.403.512	1.547.274

OPERATING EXPENSES:
Operations, maintenance, repairs and administrative	640.468	647.438
Interconnection costs	187.515	146.370
Depreciation and amortization	470.751	514.429
Concession and other taxes	89.798	105.751

Total operating expenses	1.388.532	1.413.988

Operating income	14.980	133.286

OTHER (EXPENSES) INCOME, NET:
Financing cost, net	(6.767)	(26.159)
Other expenses, net	(3.648)	(11.769)

Total other expenses, net	(10.415)	(37.928)

Income before income tax	4.565	95.358
INCOME TAX	(15.285)	(34.514)

(Loss) income before minority shareholders’ interest	(10.720)	60.844
Minority shareholders’ interest	(778)	(2.046)

Net (loss) income	(11.498)	58.798

(Loss) earnings per share	(15)	76

(Loss) earnings per ADS (based on 7 shares per ADS)	(104)	530

Average shares outstanding (in millions)	776	776

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002 AND YEAR ENDED DECEMBER 31, 2002

	Capital stock				Additional paid-in capital	Retained earnings	Employees benefits shares	Legal reserve	Other adjustments	Total stockholders’ equity
	Nominal value	Inflation adjustment	Treasury stock	Total
	(In millions of constant bolivars)
Restated balance as of December 31, 2001	34.173	2.260.517	(341.948)	1.952.742	30.809	1.651.619	(70.538)	247.748	59.366	3.871.746
Net income	—	—	—	—	—	58.798	—	—	—	58.798
Dividends declared	—	—	—	—	—	(45.646)	—	—	—	(45.646)
Employees benefits shares	—	—	—	—	—	(1.675)	(8.249)	—	—	(9.924)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	23.078	23.078

Restated balance as of June 30, 2002	34.173	2.260.517	(341.948)	1.952.742	30.809	1.663.096	(78.787)	247.748	82.444	3.898.052
Net income	—	—	—	—	—	18.312	—	—	—	18.312
Dividends declared	—	—	—	—	—	(273.029)	—	—	—	(273.029)
Employees benefits shares	—	—	—	—	—	(1.676)	3.519	—	—	1.843
Cumulative translation adjustment and other	—	—	—	—	—	—	—	—	(10.618)	(10.618)

Restated balance as of December 31, 2002	34.173	2.260.517	(341.948)	1.952.742	30.809	1.406.703	(75.268)	247.748	71.826	3.634.560
Net loss	—	—	—	—	—	(11.498)	—	—	—	(11.498)
Dividends declared	—	—	—	—	—	(58.384)	—	—	—	(58.384)
Employees benefits shares	—	—	—	—	—	—	(430)	—	—	(430)
Cumulative translation adjustment and other	—	—	—	—	—	—	—	—	(6.157)	(6.157)

Balance as of June 30, 2003	34.173	2.260.517	(341.948)	1.952.742	30.809	1.336.821	(75.698)	247.748	65.669	3.558.091

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars)

	Period of six months ended June 30,
	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net (Loss) income	(11.498)	58.798
Adjustments to reconcile net income to net cash provided by operating activities-
Gain from net monetary position	(26.368)	(14.339)
Exchange loss, net	31.816	41.043
Depreciation and amortization	470.751	514.429
Provision for doubtful accounts	43.619	35.896
Provision for inventories obsolescence	1.373	—

Changes in current assets and liabilities—
Accounts receivable	45.295	(71.824)
Accounts receivable from Venezuelan Government entities	(6.886)	10.345
Inventories and supplies	(356)	(3.796)
Other current assets	(18.528)	(21.403)
Accounts payable	(50.162)	26.503
Accrued employee benefits	61.165	21.359
Deferred revenues	(24.643)	(42.968)
Other current liabilities	35.116	(4.587)

	550.694	549.456
Changes in non current assets and liabilities—
Other assets	(15.376)	(30.049)
Pension and other post-retirement benefit obligations	(2.367)	48.965

Net cash provided by operating activities	532.951	568.372
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(3.236)	(21.838)
Capital expenditures, net of disposals	(39.765)	(159.227)

Net cash used in investing activities	(43.001)	(181.065)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayments of debt	(70.329)	(157.811)
Dividends paid	(327.112)	(306.611)

Net cash used in financing activities	(397.441)	(464.422)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	92.509	(77.115)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS	(65.314)	(37.095)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS	58.998	210.056

Increase in cash and temporary investments	86.193	95.846
CASH AND TEMPORARY INVESTMENTS:
Beginning of period	521.534	456.322

End of period	607.727	552.168

SUPPLEMENTAL INFORMATION:
Cash paid during the period for—
Interest	19.079	17.517

Taxes	275.001	212.969

RESULT FROM NET MONETARY POSITION:
Operating activities	34.481	9.925

Financing activities	57.201	41.509

The accompanying notes are an integral part of the consolidated statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2003, unless otherwise indicated)

NOTE 1—EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

NOTE 2—COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunication services including Internet access, wireless communications and telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), Cantv.Net, C.A. (Cantv.Net), C.A. Venezolana de Guías (Caveguías), and Altair, C.A. (Altair).

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 17 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4—Regulation).

b)	The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed for the Concession tax. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 4 (a)—Regulation—Organic Telecommunications Law). Expenses under this concept are included in the accompanying consolidated statements of operations as Concession and other taxes totaling for Bs 30,984 and Bs 39,346 for the six months ended June 30, 2003 and 2002, respectively.

d)	The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets that the Company has to meet during the mentioned period. After that period, mandates were changed by the Eight-Year Review Concession Agreement (see Note 17 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

e)	The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of Concession provisions, depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through June 30, 2003, have not been material.

Eight-Year Review Agreement

On February 21, 2000, CANTV and the Comisión Nacional de Telecomunicaciones (CONATEL) signed the Eight-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4—Regulation and Note 17 (d)—Commitments and contingencies—Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 4—Regulation).

Cellular Concession

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs 209,466 (Bs 5,388 on an historical cost basis) and established Movilnet. The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services operators is up to 9.3% of gross revenues, which is decreasing by 1% per annum until 2005. (see Note 4 (a)—Regulation—Organic Telecommunications Law).

For the six months ended June 30, 2003 and 2002, the Concession tax expense included in the consolidated statements of operations was Bs 25,657 and Bs 31,877, respectively.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a) Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan Generally Accepted Accounting Principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b) Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of June 30, 2003, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants (VFPA).

In December 2000, the VFPA issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and disclosures and not methodology, which are effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at June 30, 2003 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

For the period ended June 30, the most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2003	2002
End of period CPI	350.06616	260.87225
Average for period CPI	334.41705	247.97332
Inflation of period	15%	13%

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at June 30, 2003, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) as of June 30, 2003, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of June 30, 2002, have been updated based upon the relative change in the CPI between that date and the CPI at June 30, 2003.

ii.	Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at June 30, 2003.

iii.	The non-monetary liability for pension and other post-retirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 12—Retirement benefits).

iv.	Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at June 30, 2003.

v.	Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi.	The monetary gain (loss) is attributable to the Company’s net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14—Financing cost, net).

c) Consolidation

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. Principal CANTV’s subsidiaries are: Movilnet, Cantv.Net, Caveguías, CANTV Finance and Altair. All subsidiaries are wholly owned, except for Caveguías which is 80% owned and, prior to 2002, Altair which was 51% owned by CANTV. All significant inter-company balances and transactions among the companies have been eliminated.

In May 2002, CANTV which at that time owned 51% of Altair, acquired the remaining 49% from Sky OnLine who was the operating partner of Altair under a contract signed with CANTV in 1997. CANTV paid Bs 17,315 (US$14 million), of which, Bs 6,442 (US$5.2 million) were paid as indemnification to Sky OnLine for the termination of an equipment supply, technical assistance and maintenance contract. Expenses for this concept are included in the accompanying consolidated statements of operations as operating expenses.

d) Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation and foreign exchange gain of cash and temporary investments, are reflected as a separate caption in the consolidated statements of cash flows.

e) Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

f) Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 2—Company Background and Concession Agreement—Cellular Concession and Note 9—Other assets).

g) Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets are between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h) Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

i) Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 11—Other current liabilities).

During 2002, the Company launched a promotion for cellular subscribers consisting on awarding customers with credits in services for the total usage made during November and December 2002. The amount will be credited to the account of each subscriber through equal installments during the following twelve months beginning in February 2003, only if certain conditions are met, such as maintaining active and solvent condition for postpaid customers and maintaining positive balances for prepaid customers. As of June 30, 2003, deferred revenues amounted Bs 20,911 related to the proportion of billed revenues in November and December 2002 related to free services to be delivered in future months as part of the promotion, net of the percentage of subscribers which based on prior experience will not be awarded with the benefit due to default in complying the established conditions. These deferred revenues are being realized once the related services are delivered during 2003. During 2001, the Company did not deferred revenues for a similar promotion, and reduced 2002 revenues as customers were awarded with the benefits of the promotion. Consolidated financial statements as of June 30, 2002 have been restated in order to reflect these changes.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from fixed to mobile outgoing calls include the amount paid by customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as Interconnection incoming revenue. Costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed calls are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

j) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets.

The Company recognizes through the deferral method, the impact of income taxes originating from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with Venezuelan Generally Accepted Accounting Principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized.

The recording of a deferred income tax benefit is subject to a reasonable expectation of realization. Based on current conditions of economic uncertainty, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k) Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer’s accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days’ current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV makes distributions equal to 120 days salary yearly.

l) Pension plan and other post-retirement benefits

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 12—Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 12—Retirement benefits).

The Company has adopted International Accounting Standard (IAS) 19: Employee Benefits (Revised 1998) in provisions applicable to the amortization period of the transition obligation resulting from the adoption of pension plan, with immediate recognition retroactively since 1999. Previously, the Company was amortizing the transition obligation based on the average remaining service life of employees of 20 years. Adoption of IAS 19 represented an increased liability of Bs. 174,873 and the related accumulated charge to retained earnings as of December 31, 2002. Financial statements for previous years have been restated to reflect this adoption.

m) Foreign currency denominated transactions

Foreign currency denominated transactions is recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs 1,600.00/US$1 and Bs 1,352.75/US$1 as of June 30, 2003 and 2002, respectively (see Note 5—Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 14—Financing cost, net). The Company does not make any operations related to “hedging” on amounts and transactions in foreign currency.

n) Employees Benefit Fund

In 1993, the Company contributed Bs 84,473 to the “Employees Benefit Fund”. This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquire 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched by CANTV. This contribution is recognized as expense as long as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” via the internal purchase of Class “C” shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named “Value Fund” to acquire Class “C” shares up to 5.5% of the previously mentioned capital stock at the same price offered during the share repurchase program.

In March 2002, the Company paid Bs 4,200 to acquire 1,929,933 shares as part of the “Excellence Award Program”. In July 2002, Class “C” shareholders received Bs 611 million, corresponding to an additional compensation of Bs 500 per share over the price of the shares sold through the internal market of CANTV’s trust fund in December 2001 and January 2002. As of June 30, 2003 and 2002, the trust maintains 11,216,939 and 11,172,858 shares, respectively. This fund was previously accounted as other assets. All prior years financial statements have been restated to reflect these shares as a deduction of stockholders’ equity and record other assets from the trust as part of the consolidated balance sheet of the Company. This change is being made to conform with U.S. GAAP and recent announcements of the International Accounting Standards Board regarding a proposal to approve a standard consistent to U.S. GAAP.

o) Earnings (loss) per share

Earnings per share are based on 775,923,910 of average common shares outstanding for the six months ended June 30, 2003 and 2002, respectively.

p) Consolidated financial statement reclassifications

Certain amounts from the June 30, 2002 consolidated financial statements have been reclassified for comparison purposes.

NOTE 4—REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2—Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991 (“CONATEL Decree”), which has the authority to manage, regulate and control the use of limited resources in telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. CONATEL is also responsible together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia) for the promotion and protection of free competition.

a) Organic Telecommunications Law

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of a joint agreement between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i.	Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator’s rights and responsibilities.

ii.	Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii.	Operator’s freedom to set rates is specified, establishing controls only in those cases where dominant control is evidenced or in cases of insufficient competition.

iv.	Adopts a new tax regime applicable to all telecommunications service operators on the basis of gross revenues. The new taxes replace the former annual tax and concession fee, which was assessed at 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% tax to fund CONATEL, up to 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular operators are subject to a supplemental tax of up to 4.5% of gross revenues in the year 2000, which decreases by 1% per annum until 2005 when it will be eliminated.

b) Telecommunications regulations

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i.	Requirements, conditions, limitations and general dispositions for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii.	Regulation for mandatory interconnection with charges based on costs, plus a reasonable profit margin, changing the previous structure of interconnection charges based on tariffs. Submission of quarterly accounting information by separate accounts is also required, and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. As of June 30, 2003, CANTV has signed 13 interconnection agreements with different operators (see Note 17 (e)—Commitments and contingencies—Competition).

iii.	The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c) Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs effective March 10, 2001 and a new “price-cap” system that replaced the prior tariff adjustment mechanism provided under the Agreement. Under the “price-cap” system, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the devaluation rate of the Bolivar against the US dollar. The “price-cap” system allows the increase or decrease of established tariffs based on deviations in excess of up to 2.5% above or below the projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If the accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the “price-cap” formula. This system and adjusted “price-cap” were effective as of June 30, 2003.

On May 30, 2002, CONATEL published revised tariffs in the Official Gazette N° 37,454 pursuant to the new price-cap system, which became effective on June 15, 2002. This new scheme for residential plans reduces the plans from 7 to 5, including flat residential tariff and the prepaid tariff. The new plans established by the Company are: “Limited”, “Classic” and “Talk more for less”, which replace the 5 previous plans that were effective through June 15, 2002. Under the price-cap system, CANTV was authorized to increase national and international long distance call services tariffs to a maximum of 19.70% and 12.83%, respectively, which have not been changed since June 2002. The Company, however, instead granted promotional discounts between 5.84% and 11.40% for these services.

Beginning August 31, 2002, an adjustment related to the “Price-Cap” of fixed to mobile tariffs was approved by CONATEL and published in the Official Gazette N° 37,506 on August 15, 2002.

On September 16, 2002, an extraordinary increase of tariffs for residential clients, pursuant to the Official Gazette N° 37,454 published on May 30, 2002 was approved. The tariff adjustment was 4% on local and domestic long distance (DLD) call services. Tariffs and discounts for international long distance call services were not changed.

Beginning April 1, 2003, an average increase of up to 25% of non-regulated tariffs by CONATEL related to residential and non-residential customers miscellaneous services and also an increase of 12% for basic rent of flat residential plan tariffs became effective pursuant to the Official Gazette N° 37,454 published on May 30, 2002.

On July 1, 2003, an extraordinary adjustment of approximately 2% for non-residential, public telephones and residential and non-residential fixed to mobile tariffs became effective. Residential tariffs have remained unchanged pursuant to the price controls regime established by the Government in February 2003, under which prices of certain products and services considered essential were frozen.

NOTE 5—BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and liabilities in Japanese yen (see Note 18—Market risk), as of June 30, as follows:

	2003	2002
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	130	261
Accounts receivable, net	28	38
Other assets	39	29
Accounts payable	(56)	(63)
Short and long-term debt	(224)	(306)

Net liabilities position in foreign currency	(83)	(41)

Effective February 5, 2003, the Venezuelan Government and the BCV signed exchange agreements effective such date (see Note 20—Exchange control).

NOTE 6—ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances as of June 30, are as follows:

	2003	2002
Subscribers	420,522	355,812
Net settlements	18,240	35,296
Telephone and prepaid cards distributors	20,574	111,178
Other	15,505	129,701

	474,841	631,987
Less: Allowance for doubtful accounts	(81,433)	(72,427)

	393,408	559,560

Unbilled revenues of Bs 68,135 and Bs 144,412 are included in accounts receivable as of June 30, 2003 and 2002, respectively.

NOTE 7—ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s principal customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 6% and 5%, of the Company’s revenues during the six months ended June 30, 2003 and 2002, respectively.

The following table sets forth the aging of accounts receivable from Government entities as of June 30:

	2003	2002
Years
2003	49,343	—
2002	14,638	48,417
2001 and prior	26,356	73,119

	90,337	121,536

During the period ended June 30, changes in accounts receivable from Government entities is shown as follows:

	2003	2002
Balance at beginning of period	96,620	148,181
Billings	80,033	76,414
Collections	(75,329)	(90,491)
Monetary loss	(10,987)	(12,568)

Balance at end of period	90,337	121,536

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

During 2002, CANTV received Venezuelan National Public Debt Bonds from the Government for a discounted value of Bs 63,562 in order to pay overdue debts to the Company of which as of June 30, 2003, are recorded as other assets Bs 1,808 (see Note 9—Other assets) and the remaining has been transferred to the pension plan fund also the discount amortization and earned interests for Bs 8,075 (see Note 12—Retirement benefits).

In January 2003, CANTV received from the Government a promissory note in U.S. dollars for US$10,705,816 (Bs 17,129) with maturity as of June 30, 2004, in order to pay overdue debts to the Company. This promissory note is recorded as other assets (see Note 9—Other Assets).

In May 2003, CANTV received from the Mayor and the Government, Venezuelan National Public Debt Bonds for Bs 499 and Bs 16,287 (nominal value), in order to pay basic services with the Company, which are recorded as other assets (see Note 9—Other assets).

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds and promissory notes.

NOTE 8—PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net as of June 30, is comprised as follows:

	2003	2002
Plant	13,768,933	14,028,516
Buildings and facilities	1,845,920	1,847,103
Furniture and equipment	520,536	1,158,291
Vehicles	47,063	86,476

	16,182,452	17,120,386
Less: Accumulated depreciation	(12,513,843)	(12,953,333)

	3,668,609	4,167,053
Land	63,730	64,115
Construction work in progress	64,964	172,803

	3,797,303	4,403,971

The average useful lives for the different classes of property, plant and equipment are as follows:

Average useful lives (in years)
Plant	3 to 32
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Property, plant and equipment include capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs 6,137 and Bs 10,569 for the six months ended June 30, 2003 and 2002, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

NOTE 9—OTHER ASSETS:

Other assets as of June 30, are comprised as follows:

	2003	2002
Software and other intangible assets, net	287,886	249,957
Prepaid taxes	11,663	17,635
Investments	35,871	53,345
Investment in Venezuelan National Public Debt Bonds	16,169	10,757
Other	17,840	6,872

	369,429	338,566

Software and other intangible assets, net, include the cost of computer software and systems for internal use, net of accumulated amortization and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation-adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation-adjusted value of fixed assets. This initial tax was paid prior to 1996.

Investments represent the Company’s participation in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V.. The Company classifies these investments as available-for-sale and the fluctuation on its fair value is included in other adjustments in the statement of changes in stockholders’ equity.

As of June 30, 2003, Investment in Venezuelan National Public Debt Bonds include bonds received from the Government, the most significant having a nominal value of Bs 16,287 (Bs 13,543 nominal value) with a payable quarterly variable interest rate, which is due on November 18, 2005 (see Note 7—Accounts receivable from Venezuelan Government Entities). Additionally, this balance includes Bs 116 and Bs 1,006 (nominal value), related to an investment on purchases of Venezuelan National Public Debt Bonds in June 2003, with maturity dates in July and August 2003, respectively.

As of June 30, 2003, Other includes a promissory note received from the Government in January 2003 for Bs 17,129 in order to pay overdue debts to the Company, which will be effective until March 29, 2004 (see note 7—Accounts receivable from Venezuelan Government Entities).

Amortization expense was Bs 37,188 and Bs 39,764 for the six months ended June 30, 2003 and 2002, respectively. Accumulated amortization was Bs 575,026 and Bs 507,284 as of June 30, 2003 and 2002, respectively.

NOTE 10—LONG-TERM DEBT:

Long-term debt as of June 30, is comprised of the following:

	2003	2002

Notes in U.S. dollars at fixed interest rates of 9.25% at June 30, 2003 and 2002 maturing in 2004 and 2002, respectively.	159.975	181.526

Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75%, (averaging 3.75% at June 30, 2002, maturing through 2003.	—	99.839

Bank loans in Japanese yens at a fixed interest rate of 5.80% at June 30, 2003, a margin between 2.38% and 6.80% at June 30, 2002 and in U.S. dollars at interest rates of six-month LIBOR (averaging 5.83% and 5.88% at June 30, 2003 and 2002), maturing through 2009.	86.537	118.731

IFC loans in U.S. dollars at variable interest rates:

a. Six-month LIBOR plus a margin between 1.75% and 3.00%, (averaging 4.83% and 5.57% at June 30, 2003 and 2002, respectively), maturing through 2005.	40.000	63.534

b. Six-month LIBOR plus a margin of 2.00%, (averaging 3.39% and 5.82% at June 30, 2003 and 2002, respectively), maturing through 2007.	31.500	43.680

c. Six-month LIBOR plus a margin between 1.75% and 6.00% (averaging 3.14% and 6.09% at June 30, 2003 and 2002, respectively), maturing through 2005.	40.000	45.279

	2003	2002

Supplier loans in U.S. dollars at interest rates of three-month LIBOR plus a margin of 0.25% to 0.95% (averaging 2.45% at June 30, 2002), maturing through 2002.	—	2.088

Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 5.48% and 6.70% at June 30, 2003 and 2002, respectively), maturing in 2003 and 2002, respectively.	100	1.456

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (40.66% and 59.80% at June 30, 2003 and 2002, respectively), maturing through 2007.	1.742	2.703

Bank loans in bolivars at a fixed and variable interest rate of 23.06% and 50.93% at June 30, 2003 and 2002, respectively, maturing through 2010.	32.598	41.704

	392.452	600.540
Less: Current maturities	(198.390)	(150.502)

	194.062	450.038

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of June 30, 2003.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discounts promissory notes of Bs 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. As of June 30, 2003, the balance of these notes, presented net of the unamortized discount, was Bs 19,263. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between 5 and 10 years.

In February 2002, the Company paid US$100 million related to guaranteed notes issued in February 1997 with a fixed interest rate of 8.875%.

Estimated payments of long-term debt are: Bs 19,222 in 2003, Bs 198,239 in 2004, Bs 104,389 in 2005, Bs 22,335 in 2006, Bs 22,618 in 2007 and Bs 25,649 thereafter, translated into bolivars at the exchange rate at June 30, 2003.

NOTE 11—OTHER CURRENT LIABILITIES:

Other current liabilities as of June 30, are comprised of the following:

	2003	2002
Concession tax	29,824	45,815
Subscriber rights	64,909	80,708
Accrued liabilities	56,089	34,868
Income, value added and other taxes	44,169	42,686
Interest payable	10,848	15,353
Provision for legal and tax contingencies	30,401	22,725
Technical and administrative services due to affiliates Stockholders	7,180	6,846
Other	19,892	15,266

	263,312	264,267

NOTE 12—RETIREMENT BENEFITS:

Pension plan

The Company sponsors a non-contributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee’s final salary. As of June 30, 2003 and 2002, the Company has funded with assets Bs 347,445 and Bs 244,887, respectively, in a trust for this benefit plan on behalf of the retirees. As of June 30, 2003, this pension plan fund includes Bs 69,829 million related to the Venezuelan National Public debt received during 2002 in order to pay basic services (see Note 7—Accounts receivable from Venezuelan Government entities). These bonds have a discounted value between a range of 78.21% and 96.95% with maturity dates in 2003 and 2004 and a payable quarterly variable interest rate.

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on plan assets	6%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Post-retirement benefits other than pensions

The Company records medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) which includes a supplementary monthly payment to the normal payments on pension benefits to retirees and survivors as of August 15, 1995, who receive a pension bonus equal or less than Bs 30,000 a month, as well as those retirees who are older than 60 with bonus payments between Bs 30,001 and Bs 70,000. Contributions are distributed to retirees based upon the number of years they have been retired. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal bolivars) at the Company’s discretion. As of June 30, 2003 and 2002, the Company has funded Bs 16,593 and Bs 11,758, respectively, in a trust for this plan on behalf of these employees. The Company has no obligation to increase this plan.

NOTE 13—STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions that limit the ability of the Company to pay cash dividends (see Note 10—Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”. The Capital Markets Law mandates that the Company annually distribute not less than 50% of its net annual income to its shareholders, after income tax provision and having deducted the required legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

The Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, under CNV regulations, companies’ by-laws must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On March 28, 2003, an Ordinary Shareholders’ Assembly Approved the remaining payment of the ordinary dividend for 2003 of Bs 71 per share, to be paid in cash on April 23, 2003, to shareholders of record as of April 9, 2003.

On December 10, 2002, an extraordinary Shareholders’ Assembly declared an extraordinary dividend with a charge to accumulated profits as of December 31, 2001 of Bs 165 per share. The Board also approved the payment of a portion of the ordinary dividend for 2003 of Bs 140 per share. These dividends were paid on January 15, 2003 to shareholders of record as of January 2, 2003.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 41.60 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs 520 per share, to be paid in two installments, one of Bs 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs 236 per share on March 18, 2002 to shareholders of record as of March 6, 2002.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs 63 per share to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

Guidelines for future dividends distribution

On December 14, 2001, CANTV’s Board of Directors approved new guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from annual audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at June 30, 2003, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	25.31	196,401
Telefónica Venezuela Holding B.V.	A	7.01	54,407
Banco Mercantil	A	0.05	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (formerly Fondo de Inversiones de Venezuela)	B	6.69	51,900
Employee Trusts and Employees	C	9.99	77,491
Verizon Communications, Inc. (Verizon)	D	3.61	28,009
Public Shareholders	D	47.34	367,345

		100.00	775,923

Employees benefits shares			11,217
Class D shares held in treasury			138,897

			926,037

In 2001, VenWorld was a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium) who acquired 40% of CANTV shares in 1991.

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class “A” shares. Any Class “A” share transferred to a non-subsidiary entity, wholly owned by the Participants of the Consortium will be automatically converted into Class “D” shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class “B” shares may only be owned by the Government. The transfer of Class “B” shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class “D” shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class “C” shares. Class “B” stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class “C” shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class “C” shares transferred to any other individual or entity will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class “C” shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. Holders of Class “D” shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class “B” and “C” stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class “D” shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class “D” shares.

Repurchase programs

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

On March 31, 2000, an Ordinary Shareholders’ Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs 4,871 per share or up to US$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs 2,940 per share, equivalent US$28.39 per ADS. Shares repurchased under this program were reduced from capital stock.

Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

NOTE 14—FINANCING COST, NET:

Financing cost, net for the six months ended June 30, is as follows:

	2003	2002
Interest income	16,456	19,493
Interest expense	(17,775)	(18,948)
Exchange loss, net	(31,816)	(41,043)
Gain from net monetary position (Note 15)	26,368	14,339

	(6,767)	(26,159)

The net exchange loss reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of June 30, 2003 and 2002 (see Note 5—Balances in foreign currency). Prior to February 12, 2002, the BCV had the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the then current reference rate, which was set by the BCV and adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the Government decreed the free currency fluctuation, which stopped the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on the free market fluctuation resulting from the supply and demand. The BCV purchased and sold currencies in the market through an auction system with the foreign exchange market operators. During the initial business days of free foreign currency fluctuation there was strong bolivar devaluation. Effective January 21, 2003, the Venezuelan Government and the BCV agreed to suspend the trading of foreign currencies in the country during five business days (see Note 20—Exchange control).

The devaluation of the bolivar against the U.S. dollar was 14% and 78% for the six months ended June 30, 2003 and 2002, respectively.

The gain from net monetary position reflects the loss from holding net monetary liabilities in a period of inflation, which was 15% and 13% for the six months ended June 30, 2003 and 2002, respectively.

NOTE 15—MONETARY POSITION:

For the period of six months ended on June 30, the gain from net monetary position, is as follows:

	2003	2002
Net monetary liability position at the beginning of the period	(383,069)	(477,442)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	368,890	236,090
Additions to non-monetary assets and liabilities	94,309	227,616
Pension plan payments	(12,782)	(13,470)
Dividends declared	(58,384)	(45,646)
Exchange loss, net	(31,816)	(41,043)

Net monetary liability position estimated at the end of the period	(22,852)	(113,895)
Net monetary asset (liability) position at the end of the period	3,516	(99,556)

Gain from net monetary position	26,368	14,339

NOTE 16—TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulation, labor contracts and other matters related to the Company. The Government is also the major customer of the Company (see Note 7—Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates includes purchase of inventories, supplies, plant and equipments, technical and administrative services and net revenues related to the settlement of international telephone traffic with affiliates. Amounts for these transactions for the six months ended June 30, are as follows:

	2003	2002
Purchase of inventories, supplies, plant and equipments of stockholders’ affiliates	7,798	7,486

Technical and administrative services expenses	9,972	15,503

Net revenues related to the settlement of international telephone traffic with affiliates	1,704	1,217

As of June 30, 2003 and 2002, the Company has recorded payables to Verizon for Bs 11,885 and Bs 9,477, respectively. These payables do not bear interests.

NOTE 17—COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a. Capital expenditures

Payment commitments acquired by the Company as of June 30, 2003, related to capital expenditures, are approximately US$22.5 millions.

b. Operating leases

The Company leases real state properties under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c. Litigation

The Company is involved in numerous administrative and judicial proceedings, most of which are tax objections and labor cases for special retirements, employee severance benefits and other benefits related to early retirement. Based on the opinion of its external legal counsel handling these proceedings, management believes that the majority of these litigations will be resolved in the Company’s favor. Nevertheless, Management believes that the Company has recorded adequate provisions as of June 30, 2003 for these cases.

d. Concession mandates

Currently, there is no mandatory plant modernization required under the concessions.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 4—Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators, which have not been approved yet.

e. Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer in habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

On November 24, 2000 CONATEL issued a new Telecommunications Law, which established the basic regulatory framework. The new regulations, (see Note 4 (a)—Regulation—Organic Telecommunications Law) had the objective of creating an appropriate environment for new entrants and to allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) are two of the companies granted with a concession. Additionally, CONATEL granted administrative habilitations to offer long distance services to the following companies: Convergence Communications de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Telcel, Orbitel, LD Telecom and Convergia Venezuela, C.A., most of which offer the service by means of prepaid cards (Calling Card).

The Company, during the second quarter of 2001, completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators which existed before the opening and as of June 30, 2003 has executed 9 interconnection agreements with companies authorized by CONATEL, as are: Convergence Communication de Venezuela, Veninfotel, Multiphone, Telecomunicaciones NGTV, S.A., Totalcom, Etelix, Orbitel, LD Telecom and Convergia Venezuela, C.A.. These agreements will permit the interconnection between CANTV and other carrier’s networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix, Telecomunicaciones NGTV, S.A., LD Telecom and Convergia Venezuela, C.A.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service which allows wireline service customers access to the operator network, previously selected, in order to receive national and international long distance services in continuous and automatic form without use of the identification code for long distance on each call.

NOTE 18—MARKET RISK:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use (“derivatives”) financial instruments in its investment portfolio. The Company places its investments with the highest quality of The United States of America (U.S.A.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term financial investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

NOTE 19—SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company’s reportable segments are strategic business units offering different products and services in the telecommunications and related services industry. Each business requires different technology and marketing strategies and are managed separately. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the six months ended June 30, 2003 and 2002, and assets as of June 30, 2003 and 2002, are as follows:

	2003	2002
Wireline services:
Operating revenues—
Local and domestic long distance usage	262,500	339,182
Basic rent	245,068	253,101

Local and domestic long distance	507,568	592,283
International long distance	45,835	68,608
Net settlements	5,547	9,223

International long distance	51,382	77,831

Fixed to mobile outgoing calls	253,791	330,537

Interconnection incoming	37,023	22,881

Other wireline-related services	280,131	208,635

Total operating revenues	1,129,895	1,232,167

Intersegment revenues	108,001	86,377

Operating (loss) income	(63,405)	28,621

Depreciation and amortization	404,377	436,357

Capital expenditures, net	31,814	30,386

Assets at the end of the period	5,875,163	6,328,829

Wireless services:
Operating revenues—
Access	30,803	35,955
Interconnection	156,212	152,085
Usage	135,610	185,187
Equipment sales	94,978	81,508
Other	11,979	5,936

Total operating revenues	429,582	460,671

Intersegment revenues	110,105	115,742

Operating income	69,930	87,813

Depreciation and amortization	58,466	71,219

Capital expenditures, net	4,178	116,164

Assets at the end of the period	1,858,826	1,632,871

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements as of June 30, are as follows:

Reconciliation of operating revenues:

	2003	2002
Reportable segments	1,559,477	1,692,838
Other telecommunications-related services	62,141	56,555
Elimination of intersegment operating revenues	(218,106)	(202,119)

Total operating revenues	1,403,512	1,547,274

Reconciliation of operating income:

	2003	2002
Reportable segments	6,525	116,434
Other telecommunications-related services	7,757	16,529
Elimination of intersegment operating income	698	323

Total operating income	14,980	133,286

Reconciliation of assets:

	2003	2002
Reportable segments	7,733,989	7,961,700
Elimination of assets	(2,661,484)	(2,191,979)
Other telecommunications-related services	425,642	449,440

Assets at the end of the period	5,498,147	6,219,161

NOTE 20—EXCHANGE CONTROL:

By means of agreement subscribed between the Venezuelan Government and the Central Bank of Venezuela, published in the Official Gazette N° 37,614 of January 21, 2003, the trading of foreign currencies in the country during five business days was suspended. This agreement was extended for five additional business days, according to the Official Gazette N° 37,618 of January 27, 2003.

On February 5, 2003, were published in the Official Gazette No. 37,625 the exchange agreements 1 and 2, and on February 7, 2003, was published in the Official Gazette No. 37,627 the exchange agreement 3. These agreements will rule the Foreign Currency Management Regime and establish the exchange rate applicable to transactions set forth in such agreements, respectively. Such agreements provide for the following clauses:

a) The Central Bank of Venezuela will centralize the purchase and sale of currencies in the country under the terms agreed upon.

b) Such agreements provide for the incorporation of the Comisión de Administración de Divisas (CADIVI) (Foreign Currency Management Commission) that will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the agreement.

c) The exchange rates applicable from the effectiveness of such agreements are Bs 1,596/US$1 for purchase and Bs 1,600/US$1 for sale.

d) The purchase and sale in national currency of Republic’s Titles issued in foreign currency until the Central Bank of Venezuela and the Venezuelan Government set up the norms in order to make these transactions are suspended.

Also, on February 5, 2003, the Venezuelan Presidency issued Decree N° 2,302, partly amended by Decree N° 2,330 of March 6, 2003, that provides for the functions of CADIVI and the Standards for the Management and Control of Foreign Currencies. As provided by such decree, the President of the Republic, in Council of Ministers, will approve the general guidelines for the distribution of the foreign currencies in the exchange market, based on the CADIVI’s opinion and the availability of foreign currencies that will be prepared under the application of the exchange agreement. Such decree also establishes that the acquisition of foreign currencies will be subject to prior registration of the interested party in the registry of users and the authorization to participate in the exchange regime with the supporting documents and other requisites to be established by CADIVI.

To the issuance date or these financial statements, the Venezuelan Government has issued decrees and norms which set up requisites, controls and formalities in order to get authorization of foreign currency acquisition, as well as general rules of distribution and administration of the foreign currency mentioned, which will be vested to the foreign exchange market.

On April 22, 2003 and on June 18, 2003, Norms No. 25 and N° 34 were published in the Official Gazettes No. 37,674 and N° 37,714, respectively, by means of which, CADIVI manages the administration and formalities for foreign currency acquisition in order to pay public foreign debt acquired before January 22, 2003.

The Company is processing the necessary formalities through the consignation of requisites required by CADIVI for the application of foreign currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date:    September 5, 2003